April 7, 2020

Fredi Nisan
Chief Executive Officer
GreenBox POS
8880 Rio San Diego Drive, Suite 102
San Diego, California 92108

       Re: GreenBox POS
           Form 10-K/A for the Fiscal Year Ended December 31, 2018 Filed February 7, 2020
           File No. 1-34294

Dear Mr. Nisan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2018

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations
Settlement Processing, page 12

1. Please show us how to reconcile the status of settlements as of December 31, 2018 to the amounts reported in the audited consolidated balance sheets.
Audited Statement of Consolidated Changes in Stockholders' Equity, page F-4

2. Please include a statement of changes in stockholders' equity for the year ended December
      31, 2017.
 Fredi Nisan
FirstName POS
GreenBox LastNameFredi Nisan
Comapany NameGreenBox POS
April 7, 2020
April 2 2020 Page 2
Page 7,
FirstName LastName
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

3.       Please revise to provide the disclosures required by ASC 606-10-50.
Note 2 - Restatement, page F-11

4.       Please revise to provide the disclosures required by ASC 250.
Note 4 - Fixed Assets, page F-12

5. Please disclose depreciation expense for each year presented. Please refer to ASC 360-
         10-50-1. In addition, please tell us how depreciation expense is classified in the audited statement of consolidated cash flows.
Note 5 - Equity Transactions
RB CAPO, page F-12

6. Please explain to us how the RB transaction is presented in the financial statements. In addition, please tell us the settlement terms agreed to in principal disclosed in Note 12 and how the settlement is reflected in the financial statements. Bucciero, page F-13

7. We note your disclosure that the remaining cash balance of $300,000 is stated in the equity section of the balance sheet as a receivable for equity purchase. However, it does not appear the balance sheet includes a receivable for equity purchase at December
         31, 2017. Please advise.
Note 8 - Income Taxes, page F-17

8. Please tell us how the provision for income taxes is presented in the audited statements of consolidated operations. Please also tell us how net deferred tax liabilities are presented in the audited consolidated balance sheet and why the change in deferred tax liabilities is not included in the income tax provision.
9. We note your disclosure that a valuation allowance of $500,000 as of December 31, 2018 has been established against deferred tax assets related to loss entities you cannot consolidate under the Federal consolidation rules. Please tell us the entities you are referring to and why they are not included in your consolidated federal income tax returns.

Note 11 - MTrac
New Exclusive Licensing Agreement: MTrac 5 Year License, page F-20

10. We note you applied $270,000 of the $360,000 payment received in March 2018 to the
 Fredi Nisan
GreenBox POS
April 7, 2020
Page 3
         MTrac five year license, with the remaining $90,000 payment paid in November 2018.
         Please tell us how you accounted for the remaining $90,000 payment received in March
         2018 and the $90,000 payment received in November 2018. In addition, please tell us how you ultimately accounted for such payments and the basis in GAAP for your accounting.
Note 12 - Subsequent Events
C. Legal Matters, page F-21

11. Please disclose whether you accrued a loss with respect to the RB Capital Partners, Inc.
         and Dahan matters based on the settlement terms agreed to in principal. In addition, please disclose whether you accrued a loss regarding the America 2030 Capital Limited and Bentley Rothchild Capital Limited matter and, if not, disclose (a) an estimate the loss or range of loss if there is a reasonable basis for estimating it or
(b) that the loss cannot be
         reasonably estimated, or (3) otherwise advise.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at
(202) 551-
3344 with any questions.



FirstName LastNameFredi Nisan                                    Sincerely,
Comapany NameGreenBox POS
                                                                 Division of
Corporation Finance
April 7, 2020 Page 3                                             Office of
Trade & Services
FirstName LastName